Exhibit 99.3

November 24, 2014

Ontario Teachers’ Pension Plan Board
c/o/The Cadillac Fairview Corporation Limited
20 Queen Street West, 5th Floor
Toronto, Ontario M5H 3R4
Attention: Sandra Hardy

Re: The Macerich Company (the “Company”)

Ladies and Gentlemen:

The ownership limitations contained in the charter (the “Charter”) of the Company are designed to ensure the Company’s continued qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”).  The Ownership Limit prohibits any Person from Beneficially Owning more than 5% of the lesser of the number or value of the outstanding shares of the Company’s Equity Stock, except as otherwise waived by the Company’s Board of Directors (the “Board”).  Capitalized terms used but not defined herein shall have the same meaning as set forth in the Charter.  For purposes of this letter, the term “Constructive Ownership” shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code.  The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.  For convenience, we have attached to this letter as Exhibit A Article Eighth of the Charter containing the ownership limitations.

We understand Ontario Teachers’ Pension Plan Board (“OTPPB”) and its affiliates (collectively, “Ontario”) intend to acquire Beneficial Ownership of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company (any such affiliates that actually own the Common Stock and any such affiliates that Constructively Own the Common Stock, an “Ontario Holder”) in excess of the Ownership Limit (the first such date such Beneficial Ownership exceeds the Ownership Limit, the “Acquisition Date”).

The Board and/or an authorized committee thereof hereby agrees to permit Ontario to Beneficially Own Equity Stock in excess of the Ownership Limit, but only to the extent expressly set forth in the attached Limited Waiver and subject to the terms, conditions and limitations in this letter.  In order to effectuate this Limited Waiver, Ontario hereby represents, warrants, agrees and undertakes as follows, on behalf of itself and its affiliates after giving effect to the acquisition of any additional shares:

1.
No “individual”, within the meaning of Section 542(a)(2) of the Code, as modified by Section 856(h)(3) thereof to exclude certain pension trusts from such definition, since the Acquisition Date has owned or will own (or was deemed to own, or will be deemed to own, after applying the constructive ownership rules contained in Section 544 of the

Code, as modified by Section 856(h)(1)(B)), through Ontario more than 9.9% of the Common Stock or Equity Stock of the Company owned by Ontario, provided, however, this representation shall not be considered incorrect or false (and Ontario shall not be in breach of this representation) if this representation becomes incorrect or false as the result of a reduction in the aggregate amount of outstanding shares of Equity Stock of the Company.

2.
Ontario does not and will not own Equity Stock or Common Stock greater than 14.9% of the outstanding shares of Common Stock (the “Excepted Holder Limit”), provided, however, this representation shall not be considered incorrect or false (and Ontario shall not be in breach of this representation) if this representation becomes incorrect or false as the result of a reduction in the aggregate amount of outstanding shares of Equity Stock of the Company.

3.
(a)   The Company has provided OTPPB a confidential list (the “Tenant List”) of (i) each of its current tenants from whom the Company receives 0.5% or more of its annual gross revenues, and (ii) any current tenants of any entity owned or Constructively Owned, in whole or in part, by the Company from whom that entity receives 0.5% or more of its annual gross revenues.  The Company, at its sole election, may furnish to OTPPB additional tenant lists to include all or any subset of its additional tenants that would be included in the Tenant List if the 0.5% threshold in the previous sentence read 0.25%.  Each Ontario Holder does not now knowingly after reasonable inquiry own or Constructively Own a 10% or greater interest in a tenant of the Company identified on the Tenant List (or a tenant of any entity owned or Constructively Owned, in whole or in part, by the Company that is identified on the Tenant List), except as previously disclosed by such Ontario Holder to the Company.  The Company agrees to provide to Ontario on the first day of each calendar quarter, or as more frequently as reasonably determined by the Company, an updated Tenant List.  Ontario will notify the Company within fifteen (15) days after the receipt of an updated Tenant List if any Ontario Holder knowingly after reasonable inquiry actually owns or Constructively Owns a 5% or greater interest in any tenant listed therein, and such notice shall include the percentage of the tenant actually owned or Constructively Owned by each such Ontario Holder.  Ontario shall also notify the Company within ten (10) days of its discovery of a 5% or greater actual ownership interest or Constructive Ownership interest of any Ontario Holder in any tenant listed on the latest Tenant List.

(b)   (i)  The Company shall provide Ontario on a quarterly basis (or on a more frequent basis upon the reasonable request of Ontario or upon a material change in circumstance of the Company (or any entity owned or Constructively Owned, in whole or in part, by the Company that is a real estate investment trust under the Code (each such entity a “REIT Subsidiary”)), promptly after the Company’s Form 10Q for the applicable quarter is filed, with estimated information for the current taxable year through the end of the most recently ended calendar quarter, identifying (A) the amount of income of the Company (and each REIT Subsidiary) that does not qualify as “good income” under Section 856(c)(2) of the Code as a result of Ontario’s actual ownership or Constructive Ownership of a 10% or greater interest in one or more tenants of the Company (or any

REIT Subsidiary), (B) the amount of income (including any “related party rent”) recognized by the Company (and each REIT Subsidiary) that does not qualify as “good income” pursuant to Section 856(c)(2) of the Code, (C) the ratio (expressed as a percentage) of the non-qualifying income referred to in clause (A) to the Company’s (and each REIT Subsidiary’s) total amount of gross income (excluding gross income from any prohibited transactions) and (D) the ratio (expressed as a percentage) of the non-qualifying income referred to in clause (B) to the Company’s (and each REIT Subsidiary’s) total amount of gross income (excluding gross income from any prohibited transactions).  In the event Ontario requests the information described in this paragraph (b)(i) more frequently than on a quarterly basis, Ontario shall sign a nondisclosure and confidentiality agreement relating to such information.

(ii)   If the Board determines, in its sole discretion reasonably applied, that any Ontario Holder’s actual ownership or Constructive Ownership of one or more tenants causes either (x) the Company to have revenue that is non-qualifying REIT income under Section 856(d)(2)(B) of the Code in excess of 2% of its annual gross revenue or (y) any REIT Subsidiary to have revenue that is non-qualifying REIT income under Section 856(d)(2)(B) of the Code in excess of 3% of its respective annual gross revenue, the Board shall promptly send written notice to Ontario.  Upon receiving such notice, each Ontario Holder either (A) shall not acquire any additional actual ownership interest or Constructive Ownership interest in any tenant listed on the most current Tenant List that it did not previously own at the time the notice was received if it would cause any Ontario Holder to actually own or Constructively Own a 10% or greater interest in such tenant, or (B) shall promptly dispose of an amount of its Company Equity Stock so that it does not Beneficially Own more than 9.9% of the Company’s Equity Stock.  If Ontario determines, based on the estimated data provided by the Company in paragraph 3(b)(i) above, that its proposed acquisition of an interest in one or more tenants listed on the most current Tenant List would cause more than 2% of the Company’s or 3% of any REIT Subsidiary’s annual gross revenues, respectively, to be non-qualifying REIT income under Section 856(d)(2)(B) of the Code by reason of any Ontario Holder’s actual ownership interests or Constructive Ownership interests in one or more tenants listed on the most current Tenant List, then each Ontario Holder either (A) shall not acquire the proposed actual ownership interest or Constructive Ownership interest in the tenant or tenants, or (B) shall promptly dispose of an amount of its Company Equity Stock so that it does not Beneficially Own more than 9.9% of the Company’s Equity Stock.  In the event that the Board determines, in its sole discretion reasonably applied, that 4% or more of the Company’s or any REIT Subsidiary’s annual gross revenues is non-qualifying income under Section 856(c)(2) of the Code, the Board shall send prompt written notice to Ontario.  Upon receiving such notice, each Ontario Holder either (A) shall not acquire any additional actual ownership interest or Constructive Ownership interest in any tenant listed on the most current Tenant List that it did not previously own a 10% or greater actual ownership interest or Constructive Ownership interest in at the time the notice was received if it would cause any Ontario Holder to actually own or Constructively Own a 10% or greater interest in any tenant, or (B) shall promptly dispose of an amount of its Company Equity Stock so that it does not Beneficially Own more than 9.9% of the Company’s Equity Stock.

(c)   In the event that the Board determines, in its sole discretion reasonably applied, that an Ontario Holder’s actual ownership or Constructive Ownership of one or more tenants of the Company (or any entity owned or Constructively Owned, in whole or in part, by the Company) is reasonably likely to cause the Company or any REIT Subsidiary to fail to qualify as a REIT under the Code, the Board, in its sole discretion reasonably applied, may cause the Company to reduce, prospectively or retroactively, the Excepted Holder Limit granted to Ontario pursuant to the Limited Waiver to 9.9% and Ontario shall dispose of an amount of its Equity Stock such that it does not Beneficially Own more than 9.9% of the Company’s Equity Stock.

(d)   In the event the Company or any REIT Subsidiary is required to pay any fees, taxes or penalties (including any interest thereon) to any governmental authority as a result of an Ontario Holder’s 10% or greater actual ownership interest or Constructive Ownership interest of an identified tenant on the Tenant List acquired after such tenant was included on the Tenant List (or the acquisition of any portion of a 10% or greater actual ownership interest or Constructive Ownership interest that causes the Ontario Holder to actually own or Constructively Own 10% or more of the tenant after the tenant is identified on the Tenant List), Ontario shall indemnify the Company or the applicable REIT Subsidiary for any such amounts, and shall pay the Company or the applicable REIT Subsidiary any additional amounts needed to cause the net after tax amount received to equal the fees, taxes or penalties (plus interest thereon), provided that if any such amounts are payable as a result of actual ownership or Constructive Ownership by an Ontario Holder and any other holders of Common Stock that actually own or Constructively Own 10% or more of the Common Stock, Ontario and such other shareholders will be liable only for their proportionate share of such fees, taxes and penalties.  The Company shall consult with Ontario on any administrative or other proceeding relating to the imposition and/or amount of such fees, taxes and penalties.

4.	The Equity Stock Beneficially Owned by Ontario remains subject to the restrictions and limitations set forth in Article Eighth subparagraphs (a)(2)(C) and (a)(2)(D) of the Charter.

5.
The Limited Waiver shall automatically be deemed to have been revoked (prospectively or, as necessary in order to protect the Company’s qualification as a REIT under the Code, retroactively) without any further action if (a) any representation or warranty contained herein is or becomes incorrect or false, or any undertaking or agreement contained herein is breached, at the time of execution and delivery of this letter or at any time thereafter or (b) the Board determines, in its sole discretion reasonably applied, that the Company’s ability to qualify and maintain its qualification as a REIT pursuant to Section 856 et seq. of the Code is reasonably likely to be jeopardized by the Limited Waiver. The Company shall promptly notify Ontario in the event that it has been determined that the Limited Waiver has been revoked pursuant to this paragraph 5.

6.
The Limited Waiver is only being granted to Ontario for the benefit of itself and not for any other Person and any Transfer of Equity Stock held by Ontario shall cause any such Equity Stock to no longer be subject to the Limited Waiver or the Excepted Holder Limit and any such Equity Stock shall be subject to the Ownership Limit as of the date of such Transfer.

7.
Ontario has acquired and holds its shares of Common Stock in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Securities Exchange Act of 1934, as amended.

The Company and Ontario agree that all information provided by either party pursuant to this letter shall be considered to have been received on an absolutely confidential basis and accordingly, shall not be disclosed to any other persons whatsoever without the written consent of the party providing the information, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, any such information may be disclosed to the employees, officers, directors, trustees, accountants, auditors and lawyers of the Company or Ontario, as appropriate, so long as any such recipient of the information has been informed of the confidential nature of the information and has, by its acceptance thereof, agreed to keep such information confidential.  Furthermore, notwithstanding anything to the contrary herein, the Company may include any such information in filings with, or submissions to, the Securities and Exchange Commission or other governmental or regulatory entity to the extent required by law or regulation, provided that in any such case the Company shall use commercially reasonable efforts to allow Ontario reasonable time to comment on such filing or submission, and the scope thereof, in advance thereof and will use reasonable efforts to provide Ontario the opportunity to limit the scope of the disclosure or to cause the information included in such filings or submissions to be afforded confidential treatment by the Securities and Exchange Commission or such other governmental or regulatory entity.

The representations, warranties, agreements, and undertakings contained in paragraphs 1 through 7 and the immediately preceding paragraph above have been true and complete at all times beginning with the date that Ontario first Beneficially Owned shares of Equity Stock in excess of the Ownership Limit.  OTPPB has sufficient information and knowledge, after due inquiry, and is in the best position (of all Ontario entities) to make the representations, warranties, agreements, and undertakings herein on behalf of OTPPB’s affiliates.  This letter amends and restates in its entirety the prior letter between the parties dated November 14, 2014.  The parties confirm that concurrently herewith this letter is being attached to the Limited Waiver in substitution for the prior letter, effective as of November 14, 2014, and hereafter all references in the Limited Waiver to an attached letter shall be to this letter.

The undersigned duly authorized representative of OTPPB and its affiliates has executed this letter and provided it to the Company for the purposes described herein.  Ontario acknowledges and agrees that the representations, warranties, agreements, and undertakings in this letter are a material inducement to the Company’s grant of the Limited Waiver referred to herein, and that the Company is relying on the accuracy of the representations and warranties, and compliance with the undertakings and agreements, contained in this letter in granting the Limited Waiver.  The undersigned represents that it has authority to make the representations, warranties, undertakings and agreements contained herein on behalf of Ontario and acknowledges that the Limited Waiver shall be void ab initio in the event that the undersigned lacks any such authority.

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Very truly yours,

The Macerich Company

By:	/s/ Thomas J. Leanse
Name:	Thomas J. Leanse
Title:	Senior Executive Vice President
CLO and Secretary

The representations, warranties, agreements, and undertakings contained in paragraphs 1 through 7 and elsewhere herein are hereby agreed to:

ONTARIO TEACHERS’ PENSION PLAN BOARD,
a corporation (without shares) existing under laws of the Province of Ontario and created pursuant to the Teachers’ Pension Plan Act of the Province of Ontario

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Authorized Signing Officer

By:	/s/ Russell T. Goin
Name:	Russell T. Goin
Title:	Authorized Signing Officer

1700480 ONTARIO INC.,
a corporation existing under laws of the Province of Ontario

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary

By:	/s/ Russell T. Goin
Name:	Russell T. Goin
Title:	Vice-President

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